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                          February 13, 2023

       Fabian Deneault
       President
       Black Bird Biotech, Inc.
       11961 Hilltop Road, Suite 22
       Argyle, Texas 76226

                                                        Re: Black Bird Biotech,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 7,
2023
                                                            File No. 333-269630

       Dear Fabian Deneault:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Eric J. Newlan, Esq.